EXHIBIT 99.1

Burcon Announces Receipt of Nasdaq Letter Regarding Deficiency in Compliance With Certain Listing Rules

VANCOUVER, British Columbia, Feb. 27, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”), a leader in natural product extraction, purification and isolation technologies, announced that on February 21, 2018, the Company received notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC ("NASDAQ") stating that the Company did not meet NASDAQ's February 19, 2018 deadline to regain compliance with NASDAQ Listing Rule 5450(a)(1), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.

The NASDAQ notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted under the symbol "BUR."

On February 5, 2018, the Company announced that it received notification from the Nasdaq Hearings Panel (the “Panel”) that the Panel had granted approval of Burcon’s request to transfer its listing to the NASDAQ Capital Market (the “Capital Market”) from the NASDAQ Global Market.  The Company’s common shares commenced trading on the Capital Market on February 7, 2018.  The Panel subjected the continued listing of the Company’s common shares on the Capital Market to certain conditions, including closing its rights offering and having shareholders’ equity of over US$2.5 million on or before February 16, 2018 and to provide the Panel with regular updates.  Upon closing of the rights offering, the Company expected that it would be granted an additional 180-day grace period to regain compliance with NASDAQ’s minimum bid price requirement.  However, because the Company’s rights offering that closed on February 13, 2018 was not fully subscribed, the Company was not automatically eligible for the additional 180-grace period.

NASDAQ’s February 21, 2018 letter states that the Panel will consider the failure of the Company to regain compliance with NASDAQ Listing Rule 5450(a)(1) in its decision regarding the Company’s continued listing on the Capital Market.  The Company has the ability to present its view with respect to this deficiency to the Panel in writing no later than March 5, 2018.

Burcon’s management is reviewing various options available to the Company in order to maintain its listing on the Capital Market.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes.  Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials.  For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the ability of the Company to regain and maintain compliance with the requirements of The Nasdaq Capital Market and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca